UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, August 11, 2010 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 2Q10 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 2Q09, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 2Q10 NET INCOME

OF R$ 384 MILLION

Indicators (R$ Million)	2Q10	2Q09	Var.	1H10	1H09	Var.
Sales within the Concession Area - GWh	13,051	11,852	10.1%	25,506	23,642	7.9%
Captive Market	9,761	9,263	5.4%	19,602	18,596	5.4%
TUSD	3,290	2,589	27.1%	5,904	5,047	17.0%
Sales in the Free Market - GWh	2,420	2,548	-5.0%	4,811	4,877	-1.3%
Gross Operating Revenue	4,010	3,927	2.1%	8,118	7,515	8.0%
Net Operating Revenue	2,640	2,648	-0.3%	5,425	5,034	7.8%
EBITDA	793	691	14.8%	1,602	1,349	18.7%
Net Income	384	289	33.0%	774	572	35.5%
Net Income per Share - R$	0.80	0.60	32.6%	1.61	1.19	35.1%
Investments	456	287	58.9%	754	559	34.9%
Note: EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions.

2Q10 HIGHLIGHTS

•      Increases of 10.1% in energy sales within the concession area, of 5.4% in sales to the captive market and of 27.1% in the volume of TUSD;

•      RGE’s Annual Tariff Adjustment of 12.37%, 1.72% relative to the Tariff Readjustment and 10.65% with respect to the financial components external to the Annual Tariff Readjustment,  effective as of June 19, 2010;

•      Total investment of R$ 456 million in 2Q10 and of R$ 754 million in 1H10 (Continuance of the process of private networks’ incorporation, acchieving R$ 6 million in 2Q10 and R$ 13 million in 1H10);

•      R$ 500 million funding, in August 2010, in the form of rural credit, by CPFL Energia’s 8 distribution companies, at the average cost of 98.5% of CDI interbank rate;

•      Appreciation of 15.8% of CPFL Energia’s shares price on the BM&FBOVESPA and 12.4% on the NYSE, outperforming major market indexes;

•      CPFL Energia was elected by Management & Excellence consulting firm, as the Most Sustainable Electricity Company in Latin America;

•      CPFL Brasil was elected as the Best Company in the Brazilian Electricity Sector for its 2009 Results, by the Melhores e Maiores Exame magazine;

•      Conclusion of the incorporation process of the shares issued by seven Controlled Companies.

Conference Call with Simultaneous Translation into English	Investor Relations
(Bilingual Q&A)	Department
• Thursday, August 12, 2010 – 11:00 am (Brasília), 10:00 am (EST)
55-19-3756-6083
Portuguese: 55-11-4688-6361 (Brazil)	ri@cpfl.com.br
English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)	www.cpfl.com.br/ir
• Webcast: www.cpfl.com.br/ir

2Q10 Results | August 11, 2010

INDEX

1) ENERGY SALES	3
1.1) Sales within the Distributors’ Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Class – Concession Area	4
1.1.3) TUSD by Distributor	4
1.2) Sales to the Free Market	4

2) ECONOMIC-FINANCIAL PERFORMANCE	5
2.1) Operating Revenue	5
2.2) Cost of Electric Energy	6
2.3) Operating Costs and Expenses	7
2.4) EBITDA	8
2.5) Financial Result	8
2.6) Net Income	9

3) DEBT	10
3.1) Financial Debt (Including Hedge)	10
3.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	12
3.3) Adjusted Net Debt(1)	13
3.4) New Funding – Rural Financing	13

4) INVESTMENTS	14

5) CASH FLOW	15

6) DIVIDENDS	16

7) STOCK MARKET	17
7.1) Share Performance	17
7.2) Average Daily Volume	18
7.3) Ratings	18

8) CORPORATE GOVERNANCE	19

9) SHAREHOLDERS STRUCTURE	20
9.1) Migration of Minoritary Shareholders from controlled companies to CPFL Energia	20

10) PERFORMANCE OF THE BUSINESS SEGMENTS	21
10.1) Distribution Segment	21
10.1.1) Economic-Financial Performance	21
10.1.2) Tariff Adjustment	25
10.2) Commercialization and Services Segment	27
10.3) Generation Segment	28
10.3.1) Economic-Financial Performance	28
10.3.2) Status of Generation Projects	29

11) ATTACHMENTS	31
11.1) Statement of Assets – CPFL Energia	31
11.2) Statement of Liabilities – CPFL Energia	32
11.3) Income Statement – CPFL Energia	33
11.4) Operating Revenue – CPFL Energia	34
11.5) Income Statement – Consolidated Generation Segment	34
11.5) Income Statement – Consolidated Generation Segment	35
11.6) Income Statement – Consolidated Distribution Segment	36
11.7) Economic-Financial Performance – Distributors	37
11.8) Sales to the Captive Market by Distributor (in GWh)	39

2Q10 Results | August 11, 2010

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 2Q10, sales within the concession area, achieved by the distribution segment, totaled 13,051 GWh, an increase of 10.1%.

Sales within the Concession Area - GWh
	2Q10	2Q09	Var.	1H10	1H09	Var.
Captive Market	9,761	9,263	5.4%	19,602	18,596	5.4%
TUSD	3,290	2,589	27.1%	5,904	5,047	17.0%
Total	13,051	11,852	10.1%	25,506	23,642	7.9%

Sales to the captive market increased 5.4% to 9,761 GWh.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), rose by 27.1% to 3,290 GWh, due to the recovery of the industrial activity.

1.1.1) Sales to the Captive Market

Captive Market - GWh
	2Q10	2Q09	Var.	1H10	1H09	Var.
Residential	3,187	3,002	6.2%	6,471	6,139	5.4%
Industrial	2,941	2,762	6.5%	5,772	5,374	7.4%
Commercial	1,868	1,753	6.5%	3,858	3,618	6.6%
Others	1,765	1,746	1.1%	3,501	3,465	1.0%
Total	9,761	9,263	5.4%	19,602	18,596	5.4%
Note: The captive market sales by distributor tables are attached to this report in item 11.8.

In the captive market, emphasis is given to the growths of the residential, industrial and commercial classes, which jointly accounted for 81.9% of total consumption by the distributors’ captive consumers:

•      Residential and commercial classes: up by 6.2% and 6.5%, respectively. The accumulated effects of economic growth (rising income and occupation levels, greater access to credit and higher sales of appliances and other consumer durables and in the retail market) over recent years resulted in sustained high consumption on the part of these classes in 2Q10.

•      Industrial class: up by 6.5%, due to the recovery of the industrial activity and the weak comparison base of 2009 (international financial crisis).

2Q10 Results | August 11, 2010
1.1.2) Sales by Class – Concession Area

1.1.3) TUSD by Distributor

TUSD by Distributor (GWh)
	2Q10	2Q09	Var.	1H10	1H09	Var.
CPFL Paulista	1,619	1,281	26.4%	2,844	2,494	14.0%
CPFL Piratininga	1,370	1,079	27.0%	2,501	2,097	19.2%
RGE	259	191	35.0%	490	377	29.8%
CPFL Santa Cruz	5	5	-14.2%	8	11	-25.5%
CPFL Jaguari	20	17	15.0%	33	36	-8.9%
CPFL Mococa	-	-	0.0%	-	-	0.0%
CPFL Leste Paulista	-	-	0.0%	-	-	0.0%
CPFL Sul Paulista	18	16	12.7%	28	30	-6.7%
Total	3,290	2,589	27.1%	5,904	5,047	17.0%

1.2) Sales to the Free Market

Free Market - GWh
	2Q10	2Q09	Var.	1H10	1H09	Var.
Total	2,420	2,548	-5.0%	4,811	4,877	-1.3%

Sales to the free market moved down by 5.0% to 2,420 GWh, mainly due to the decrease in sales through short-term bilateral contracts, effective in 2009, excluding related parties, However, the sales to free customers rose due to: (i) the low customers’ consumption in 2009 (due to the crisis) and (ii) the increase in the number of customers in the portfolio this year (from 72 to 88).

2Q10 Results | August 11, 2010
2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	2Q10	2Q09	Var.	1H10	1H09	Var.
Gross Operating Revenues	4,009,550	3,926,774	2.1%	8,118,357	7,514,529	8.0%
Net Operating Revenues	2,640,009	2,648,473	-0.3%	5,425,073	5,034,441	7.8%
Cost of Electric Power	(1,528,916)	(1,638,753)	-6.7%	(3,166,018)	(3,081,341)	2.7%
Operating Costs & Expenses	(436,401)	(460,827)	-5.3%	(893,076)	(887,529)	0.6%
EBIT	674,692	548,893	22.9%	1,365,979	1,065,571	28.2%
EBITDA	793,291	690,862	14.8%	1,601,981	1,349,391	18.7%
Financial Income (Expense)	(73,988)	(93,835)	-21.2%	(149,983)	(156,795)	-4.3%
Income Before Taxes	600,704	455,058	32.0%	1,215,996	908,776	33.8%
NET INCOME	384,230	288,968	33.0%	774,429	571,671	35.5%
EPS - R$	0.80	0.60	32.6%	1.61	1.19	35.1%

2.1) Operating Revenue

Gross operating revenue in 2Q10 reached R$ 4,010 million, representing an increase of 2.1% (R$ 83 million).

Deductions from the operating revenue were R$ 1,370 million, representing an increase of 7.1% (R$ 91 million), mainly due to the following upturns: (i) taxes on revenue (R$ 34 million); (ii) CCC and CDE sector charges (R$ 43 million); (iii) amounts related to Proinfa (R$ 6 million); and (iv) R&D amounts (R$ 5 million).

The increase in operating revenue was due to:

•      Distributors tariff adjustments:

✓  RGE: +18.95%, 10.44% relative to the Tariff Readjustment and 8.50% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.43% on the billings of captive consumers, effective from April 19, 2009 to June 18, 2010;

✓  CPFL Jaguari: 5.16%, 5.81% relative to the Tariff Readjustment and -0.65% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.67% on the billings of captive consumers, effective as of February 3, 2010;

✓  CPFL Sul Paulista: 5.66%, 4.30% relative to the Tariff Readjustment and 1.36% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 4.94% on the billings of captive consumers, effective as of February 3, 2010;

✓  CPFL Mococa: 3.98%, 4.15% relative to the Tariff Readjustment and -0.17% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.24% on the billings of captive consumers, effective as of February 3, 2010.

•      An increase of 5.4% in energy sales to the captive market;

•      Increase of 33.3% (R$ 65 million) in TUSD revenue from free customers due to the recovery in industrial activity, to the effects of tariff readjustments and to the migration of captive customers to the free market;

•      Net increase (energy supply plus other revenues) of R$ 60 million in regulatory assets and liabilities, principally due to the following effects:

✓  The recalculation of the 2009 Tariff Adjustment Index (IRT) of RGE, by Aneel, in the net amount of R$ 33 million, R$ 6 million of which related to 2Q10 (recurring item) and R$ 27 million related to the remaining months of the tariff year (non-recurring item);

2Q10 Results | August 11, 2010

✓  The effects of the amortization of the regulatory liability generated by the repositioning of the 2009 distributors’ tariff review (R$ 26 million), specially at CPFL Piratininga (R$ 23 million).

The increase in operating revenue was partially offset by the following factors:

•         Reduction of 21.3% (R$ 67 million) in revenue from the supply of electric energy due principally to the reduction in sales through short term bilateral contracts, effective in 2009, and to the reduction in the average price;

•         Negative tariff adjustment at CPFL Leste Paulista: -13.21%, -6.32% relative to the Tariff Readjustment and -6.89% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -8.47% on the billings of captive consumers, effective as of February 3, 2010;

•         Tariff adjustments of distributors that had their financial components reduced, when compared to the prior Tariff Readjustment Index. (The impact on revenue was negative, but there was no impact on EBITDA):

✓  CPFL Piratininga: 5.98%, 2.81% relative to the Tariff Readjustment and 3.17% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -2.12% on the billings of captive consumers, effective as of October 23, 2009;

✓  CPFL Santa Cruz: 10.09%, 1.90% relative to the Tariff Readjustment and 8.19% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -2.53% on the billings of captive consumers, effective as of February 3, 2010;

✓  CPFL Paulista: 2.70%, 1.55% relative to the Tariff Readjustment and 1.15% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -5.69% on the billings of captive consumers, effective as of April 8, 2010.

Net operating revenue in 2Q10 reached R$ 2,640 million, representing a decrease of 0.3% (R$ 8 million).

In 1H10, gross operating revenue reached R$ 8,118 million, an increase of 8.0% (R$ 604 million). Net operating revenue reached R$ 5.425 million, an increase of 7.8% (R$ 391 million).

2.2) Cost of Electric Energy

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,529 million in 2Q10, representing a decrease of 6.7% (R$ 110 million):

•      The cost of electric power purchased for resale in 2Q10 was R$ 1,231 million, representing a decrease of 7.4% (R$ 99 million), due principally to the following effects:

         (i)    Reduction in the Regulatory Assets and Liabilities (R$ 57 million);

        (ii)   Reduction of 3.6% (R$ 50 million) in the cost of energy purchased in the regulated and free contracting environments, mainly due to the following factors:

✓ Reduction in the cost of energy from Itaipu (R$ 40 million);

✓ Reduction in the cost of energy purchased in the free contracting environment (R$ 15 million), mainly due to the 5.0% reduction in the sales to the free market, partially offset by the R$ 23 million increase in cost regarding the energy acquisition, in 2Q10, by Epasa, to honour the commitments taken, while it hasn’t started the operations of Termonordeste and Termoparaíba Thermoelectric Plants.

2Q10 Results | August 11, 2010

The decrease in the cost of energy purchased for resale was partially offset by the reduction in PIS and Cofins tax credits generated on the purchase of energy (R$ 8 million).

•      Charges for the use of the transmission and distribution system reached R$ 298 million in 2Q10, a 3.5% decrease (R$ 11 million), due, among other factors, to the recalculation of the 2009 Tariff Adjustment Index (IRT) of RGE, by Aneel, in the net amount of R$ 5 million, R$ 1 million of which related to 2Q10 (recurring item) and R$ 4 million related to the remaining months of the tariff year (non-recurring item).

     Excluding the non-recurring item (R$ 4 million), the charges for the use of the transmission and distribution system would have amounted R$ 294 million in 2Q10, a decrease of 4.9% (R$ 15 million), mainly due to the reduction in the system service charge, as result of lower CVA.

2.3) Operating Costs and Expenses

Operating costs and expenses were R$ 436 million in 2Q10, a 5.3% decrease (R$ 24 million) due to the following factors:

•      The Private Pension Fund, an item which represented an expense of R$ 1 million in 2Q09 and in 2Q10 a revenue of R$ 22 million, resulting in an increase in revenue of R$ 23 million. This variation is due to the expected estimated impact of CVM Deliberation 371/00, as shown in the Actuarial Report;

•      The Depreciation and Amortization items which represented a net reduction of 0.6% (R$ 1 million);

•      The PMSO item reached R$ 315 million in 2Q10, a decrease of 0.2% (R$ 1 million) due, among other factors, to the following effects:

         (i)       A non-recurring decrease in legal and judicial expenses and indemnities of CPFL Paulista, mainly due to the reversal of the provision related to the liabilities of Pis/Cofins credits on sector charges (R$ 40 million);

        (ii)       Decrease in CPFL Serviços, due to the non-recurring increase in 2Q09 related to the acknowledgment of expenses regarding previous periods (R$ 8 million).

Excluding these effects, PMSO for 2Q10 would have totaled R$ 355 million and PMSO for 2Q09 would have been R$ 308 million, an increase of 15.2% (R$ 47 million).

     The principal factors explaining the variation in PMSO, following the exclusion of the effects   already mentioned were:

         (i)    Payroll expenses which reported an increase of 4.9% (R$ 7 million) principally due to the Collective Bargaining Agreement for 2009;

        (ii)    Expenses with material, which registered an increase of 13.7% (R$ 2 million) due principally to the increase in outlays with maintenance at CPFL Paulista (R$ 2 million);

       (iii)    Out-sourced services expenses, which registered an increase of 20.0% (R$ 18 million) due, among other factors, to the following effects:

✓  Increase at CPFL Paulista (R$ 9 million), due, among other factors, to the increase in IT expenses caused by system changes (R$ 2 million), increase in maintenance expenses (R$ 1 million), telephony expenses (R$ 1 million) and in the expenses of reading and delivery of bills (R$ 1 million);

2Q10 Results | August 11, 2010

✓  Increase at RGE (R$ 3 million), mainly due to the expenses related to maintenance of assets (R$ 1 million), and to the reclassification of collection expenses from the “other operating costs/expenses” line to the “out-sourced services expenses” line (R$ 2 million);

✓  Increase at CPFL Piratininga (R$ 2 million), principally due to expenses related to maintenance of assets and licensing and use of software;

✓  Increase at CPFL Energia - holding (R$ 2 million), at CPFL Santa Cruz (R$ 1 million) and at CPFL Brasil (R$ 1 million).

The increase in out-sourced services expenses was partially offset by the decrease at CPFL Geração (R$ 1 million).

      (iv)    Other operating costs/expenses which registered an increase of 31.7% (R$ 19 million), principally due to the following factors:

✓  Increase at CPFL Paulista (R$ 7 million), principally due to the increase in the provision for doubtful debts (R$ 3 million) and the increase in legal and judicial expenses and indemnities (R$ 1 million);

✓  Increase at CPFL Piratininga (R$ 6 million), principally due to the increase in the provision for doubtful debts (R$ 2 million), the increase in legal and judicial expenses and indemnities (R$ 1.5 million), and the loss with assets disposal (R$ 1.5 million);

✓  Increase at CPFL Geração (R$ 5 million), chiefly due to the additional costs with royalties carried out by Ceran, Enercan and Baesa in relation to the increase of energy generated in the period (R$ 4 million);

✓  Increase at RGE (R$ 2 million), principally due to the increases in the provision for doubtful debts (R$ 1 million) and in the provision for contingencies (R$ 1 million).

The increase in other operating costs/expenses was partially offset by the decrease at CPFL Mococa (R$ 1 million).

2.4) EBITDA

Based on the above factors 2Q10 EBITDA reached R$ 793 million, registering a 14.8% increase (R$ 102 million).

Excluding the non-recurring effects ((i) the recalculation of the 2009 Tariff Adjustment Index (IRT) of RGE, by Aneel; (ii) the PMSO reduction at CPFL Serviços, due to the 2Q09 increase related to acknowledgment of expenses regarding previous periods; and (iii) the operating expenses reduction related to the reversal of the provision for liabilities of Pis/Cofins credits on sector charges), EBITDA in 2Q10 would have totaled R$ 731 million, compared to the 2Q09 EBITDA of R$ 699 million, an increase of 4.6% (R$ 32 million).

In 1H10, EBITDA reached R$ 1,602 million, registering a 18.7% increase (R$ 253 million).

2.5) Financial Result

The 2Q10 net financial expense was R$ 74 million, a 21.2% reduction (R$ 20 million) compared with the net financial expense of R$ 94 million reported in 2Q09. This decrease was caused mainly by the following non-recurring items:

✓  Increase in “other financial expenses” in 2Q09, due to the fine received by RGE from Aneel, and its corresponding monetary update, regarding the operational indicators DEC and FEC (R$ 19 million);

2Q10 Results | August 11, 2010

✓  Reduction in monetary restatements and currency variations (financial expenses) in 2Q10, due to the monetary update of the liabilities of Pis/Cofins credits on sector charges (R$ 4 million), being R$ 16 million related to the provision reversal at CPFL Paulista, partially offset by R$ 12 million of provision book entry at CPFL Piratininga;

✓  Increase in monetary restatements and currency variations (financial revenues) in 2Q10, due to the recalculation of the 2009 Tariff Adjustment Index (IRT) of RGE, by Aneel (R$ 6 million), related to the remaining months of the tariff year (non-recurring item), of which are excluded the amounts related to the 2Q10 (recurring).

Excluding these effects, the 2Q10 net financial expenses would have totaled R$ 84 million, compared with 2Q09 expenses of R$ 75 million, an increase of 11.0% (R$ 8 million).

The items explaining these changes are as follows:

•      Financial Expenses: an increase of 24.3% (R$ 36 million) from R$ 149 million in 2Q09 to R$ 185 million in 2Q10, due to the following factors:

✓  Increase in debt charges and in monetary restatements and currency variations (R$ 25 million), as a result of: (i) the revenue registered in the 2Q09 related to the debt with foreign-currency component of Enercan, explained by the reduction of the foreign exchange variation in the period (R$ 17 million); and (ii) the increase in the indebtedness related to the new investments at CPFL Geração;

✓  Increase in the CVA remuneration (R$ 4 million) and in the other financial expenses (R$ 7 million).

•      Financial Revenues: an increase of 38.0% (R$ 28 million) from R$ 74 million in 2Q09 to R$ 102 million in 2Q10, as a result of the following factors:

✓  Increase in the revenue from financial investments (R$ 17 million), due to the increase in cash equivalents;

✓  Increase in monetary restatements and currency variations (R$ 16 million), mainly due to the correction and interest of the fund linked to the loan in foreign currency of CPFL Paulista (R$ 8 million) and to the updating of regulatory liabilities generated in the 2010 Tariff Readjustment (IRT) of RGE (R$ 5 million);

✓  Increase in other financial revenues (R$ 9 million).

     Partially offsetting:

✓  Reduction in the CVA remuneration (R$ 10 million), due to lower balances of assets;

✓  Reduction in the items: accrued fines and moratoriums (R$ 2 million), update of tax credits (R$ 1 million) and updating of payments into a judicial account (R$ 1 million).

2.6) Net Income

Net income in 2Q10 was R$ 384 million, an increase of 33.0% (R$ 95 million) while earnings per share were R$ 0.80.

Excluding the non-recurring effects ((i) the recalculation of the 2009 Tariff Adjustment Index (IRT) of RGE, by Aneel; (ii) the PMSO reduction at CPFL Serviços, due to the 2Q09 increase related to acknowledgment of expenses regarding previous periods; (iii) the reduction in the operating and in the financial expenses related, respectively, to the reversal of the provision and to the monetary restatements of liabilities of Pis/Cofins credits on sector charges; and (iv) the increase in financial expenses in 2Q09, due to the fine received by RGE from Aneel, regarding the operational indicators DEC and FEC), net income in 2Q10 would have totaled R$ 337 million, compared to the 2Q09 net income of R$ 307 million, an increase of 9.8% (R$ 30 million).

2Q10 Results | August 11, 2010

In 1H10, net income was R$ 774 million, representing an increase of 35.5% (R$ 203 million).

3) DEBT

3.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) increased by 11.8% to R$ 7,870 million in 2Q10. The main contributing factors to the variation in the balance of financial debt were:

•         CPFL Geração and Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 972 million, with the following highlights:

+      Debentures issuances by CPFL Geração (2nd Issue of R$ 425 million and 3rd Issue of R$ 264 million) and EPASA (1st Issue of R$ 230 milhões), for debt rollover and investments funding;

+      Funding of working capital by CPFL Geração (R$ 717 million);

+      Funding of BNDES financing for Foz do Chapecó (R$ 195 million), CPFL Geração (R$ 100 million) and CPFL Bioenergia (R$ 57 million);

-      Amortizations carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Geração (R$ 618 million);

-      Amortizations of working capital by CPFL Geração (R$ 99 million) and CERAN (R$ 24 million);

-      Amortization of the principal of CPFL Geração’s promissory notes (R$ 85 million);

-      Amortization of Furnas’ loan for CPFL Geração (R$ 85 million);

-      Amortizations of BNDES financing for CPFL Geração, BAESA, CERAN and ENERCAN, totaling R$ 98 million.

•         CPFL Energia, Group’s Distributors and CPFL Brasil: amortizations (BNDES and other financial institutions), net of funding, totaling R$ 222 million, with the following highlights:

+      Debentures issuances by CPFL Piratininga (3rd Issue of R$ 260 million), RGE (4th Issue of R$ 185 million), CPFL Paulista (4th Issue of R$ 175 million), CPFL Brasil (1st Issue of R$ 165 million), CPFL Leste Paulista (1st Issue of R$ 24 million), CPFL Sul Paulista (1st Issue of R$ 16 million) and CPFL Jaguari (1st Issue of R$ 10 million), for debt rollover and investments funding;

+      Funding of working capital by CPFL Paulista (R$ 103 million) and CPFL Piratininga (R$ 50 million);

2Q10 Results | August 11, 2010

-      Amortizations of the principal of RGE (R$ 185 million), CPFL Paulista (R$ 175 million), CPFL Leste Paulista (R$ 24 million), CPFL Sul Paulista (R$ 16 million) and CPFL Jaguari’s promissory notes (R$ 10 million);

-      Amortizations of the principal of CPFL Piratininga (1st Issue of R$ 200 million and 2nd Issue of R$ 100 million) and CPFL Paulista’s debentures (R$ 288 million);

-      Amortizations carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Paulista (R$ 103 million) and RGE (R$ 34 million).

-      Amortization of working capital by CPFL Piratininga (R$ 50 million);

-      Amortizations, net of funding, of BNDES financing for Group’s Distributors and CPFL Brasil, totaling R$ 9 million;

•         Interest provision in the period, net of interest paid, in the amount of R$ 134 million.

Financial Debt - 2Q10 (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	64	-	6,515	10,381	6,579	10,381	16,960
BNDES - Investment	6,862	3,173	304,767	2,295,489	311,629	2,298,662	2,610,291
BNDES - Income Assets	44	-	1,382	5,048	1,426	5,048	6,474
BNDES - Working Capital	664	-	21,773	130,786	22,437	130,786	153,223
Financial Institutions	25,353	-	143,698	759,047	169,051	759,047	928,098
Others	565	-	21,487	27,198	22,052	27,198	49,250
Subtotal	33,552	3,173	499,622	3,227,949	533,174	3,231,122	3,764,296

Foreign Currency
IDB	265	-	3,943	51,144	4,208	51,144	55,352
Financial Institutions	491	5,560	4,055	460,288	4,546	465,848	470,394
Subtotal	756	5,560	7,998	511,432	8,754	516,992	525,746

Debentures
CPFL Energia	13,673	-	-	450,000	13,673	450,000	463,673
CPFL Paulista	13,243	-	64,301	749,947	77,544	749,947	827,491
CPFL Piratininga	14,916	-	199,738	258,997	214,654	258,997	473,651
RGE	20,315	-	26,930	564,242	47,245	564,242	611,487
CPFL Leste Paulista	1,143	-	-	23,929	1,143	23,929	25,072
CPFL Sul Paulista	756	-	-	15,957	756	15,957	16,713
CPFL Jaguari	476	-	-	9,965	476	9,965	10,441
CPFL Brasil	7,796	-	-	164,493	7,796	164,493	172,289
CPFL Geração	26,040	-	-	686,646	26,040	686,646	712,686
EPASA	14,765	-	228,982	-	243,747	-	243,747
BAESA	1,094	-	6,249	22,700	7,343	22,700	30,043
Subtotal	114,217	-	526,200	2,946,876	640,417	2,946,876	3,587,293

Financial Debt	148,525	8,733	1,033,820	6,686,257	1,182,345	6,694,990	7,877,335

Hedge	-	-	-	-	877	(7,873)	(6,996)

Financial Debt Including Hedge	-	-	-	-	1,183,222	6,687,117	7,870,339
Percentage on total (%)	-	-	-	-	15.0%	85.0%	100%

With regard to financial debt, it is worth noting that R$ 6,687 million (85.0% of the total) is considered long term, and R$ 1,183 million (15.0% of the total) is considered short term.

2Q10 Results | August 11, 2010

3.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 8,258 million in 2Q10, growth of 9.3%. The average cost of debt fell from 11.8% p.a. in 2Q09 to 9.5% p.a. in 2Q10, due to the downturn in the CDI interbank rate (from 12.3% to 9.0%), and in the TJLP long term rate (from 6.3% to 6.0%) (accrued rates in the last 12 months).

Debt Profile – 2Q10

	R$
	Million	Swap
	420	104.98% of CDI
Banking	67	169.0% of CDI
Hedge	52	106.0% to 106.5% of CDI
7.5%	51	106.0% of CDI
	31	112.9% of CDI
Natural
Hedge	93	Revenue with foreign
1.1%		exchange component

As a result of the funding operations and amortizations, there was an increase in the CDI-pegged portion (from 57.0%, in 2Q09, to 61.9%, in 2Q10), and a decrease in the portion tied to the IGP-M/IGP-DI (from 10.2%, in 2Q09, to 5.5%, in 2Q10).

The foreign-currency and TJLP debt would have come to 7.4% and 32.7% of the total, respectively, if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in foreign-currency and TJLP to the CDI, the effective foreign-currency and TJLP debt is 1.1% (all of this possesses a natural hedge – revenue with foreign exchange component) and 31.4%, respectively.

2Q10 Results | August 11, 2010

3.3) Adjusted Net Debt(1)

R$ Thousands	2Q10	2Q09	Var.
Total Debt	(8,257,965)	(7,557,554)	9.3%
(+) Available Funds	1,375,099	731,056	88.1%
(+) Judicial Deposit (2)	465,303	434,900	7.0%
(=) Adjusted Net Debt	(6,417,563)	(6,391,598)	0.4%
Note:	(1) Not considering the exclusion of the regulatory assets/(liabilities); (2) Related to the income tax of CPFL Paulista.

In 2Q10, adjusted net debt after the exclusion of the cash equivalents, totaled R$ 6,418 million, an upturn of 0.4% (R$ 26 million).

The Company closed 2Q10 with a Net Debt / EBITDA ratio of 2.13x. Excluding the balance of the debt of Foz do Chapecó Energia (Foz do Chapecó Hydroelectric Facility), CPFL Bioenergia (Baldin Thermoelectric Facility) and EPASA (Termonordeste and Termoparaíba Thermoelectric Facilities), which have not started generating net income to the group (but their start-ups will happen before the end of 2010), the Net Debt / EBITDA would have been 1.72x.

3.4) New Funding – Rural Financing

In July 2010, the contracting of loans were approved, in the form of rural credit, to the controlled companies CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari and CPFL Leste Paulista, with the provision of security by CPFL Energia, in the form of a guarantee or sureties.

The credit loans were contracted through Banco do Brasil, in the total amount of up to R$ 500 million. The amounts and terms by distributor are as follows:

•         RGE: up to R$ 232 million, of which: (a) up to R$ 85 million, 5-year term, with principal and interest payments at the end of the 2nd, 3rd, 4th and 5th years; (b) up to R$ 147 million, 3-year term, with principal and interest payments at the end of the 2nd and 3rd years;

•         CPFL Paulista and CPFL Piratininga: up to R$ 197 million and R$ 18 million, respectively, 5-year term, with principal and interest payments at the end of the 2nd, 3rd, 4th and 5th years;

•         CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari: up to R$ 16 million, R$ 16 million, R$ 10 million, R$ 9 million and R$ 2 million, respectively, 2-year term, with principal and interest payments at the end of the 2nd year.

2Q10 Results | August 11, 2010

4) INVESTMENTS

In 2Q10, R$ 456 million was invested in business maintenance and expansion, of which R$ 274 million in distribution, R$ 178 million in generation and R$ 4 million in commercialization and value added services (SVA). As result, CPFL Energia’s investments totaled R$ 754 million in 1H10.

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)   Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs. Investments in private networks’ incorporation were also made;

        (ii)   Generation: chiefly focused on the Foz do Chapecó Hydroelectric Facility, Baldin, Bio Formosa e Bio Buriti Thermoelectric Facilities, EPASA (Termonordeste and Termoparaíba Thermoelectric Facilities) and Santa Clara Wind Farm, all ongoing construction projects.

2Q10 Results | August 11, 2010

5) CASH FLOW

Consolidated Cash Flow (R$ Thousands)
	2Q10	Last 12M
Beginning Balance	1,684,702	731,056

Net Income Including Social Contribution and Income Tax	598,281	2,177,530

Depreciation and Amortization	142,822	572,812
Interest on Debts and Monetary and Foreign Exchange Restatements	130,640	542,164
Deferred Tariff Costs Variations	95,339	284,022
Income Tax and Social Contribution Paid	(154,672)	(550,201)
Deferred Tariff Gains Variations	(100,207)	294,038
Interest on Debts Paid	(84,970)	(492,389)
Others	(128,868)	(153,379)
	(99,916)	497,067

Total Operating Activities	498,365	2,674,597

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(456,162)	(1,521,749)
Others	30,591	70,051
Total Investment Activities	(425,571)	(1,451,698)

Financing Activities
Loans and Debentures	640,542	2,446,515
Principal Amortization of Loans and Debentures	(366,860)	(1,795,606)
Dividends Paid	(656,078)	(1,229,764)
Total Financing Activities	(382,396)	(578,855)

Cash Flow Generation	(309,603)	644,043

Ending Balance - 06/30/2010	1,375,099	1,375,099

The cash flow balance closed 2Q10 at R$ 1,375 million, 18.4% (R$ 310 million) down on the opening figure. We highlight the following factors that contributed to this variation in the cash balance:

•      Cash increase:

         (i)   Cash from operating activities in the amount of R$ 498 million;

        (ii)   Funds of loans and debentures, which exceeded amortizations by R$ 274 million.

•      Cash decrease:

         (i)   Investments (sum of “Acquisition of Property, Plant and Equipment” and “Intangibles” accounts), in the amount of R$ 456 million (detailed in item 4, “Investments”);

        (ii)   Dividend payments related to 2H09, in the amount of R$ 656 million.

2Q10 Results | August 11, 2010

6) DIVIDENDS

CPFL Energia has announced an intermediate dividend distribution, for 1H10, in the amount of R$ 774 million, equivalent to R$ 1.609579599 per share and corresponding to 100% of net income for the period.

Shareholders owning shares on August 18, 2010 will be entitled to receive these dividends. Shares will be traded ex-dividend on the São Paulo Stock Exchange (BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA) and New York Stock Exchange (NYSE) as of August 19, 2010.

CPFL Energia's Dividend Yield
	1H08	2H08	1H09	2H09	1H10
Dividend Yield - last 12 months (1)	7.6%	7.3%	7.6%	7.9%	8.6%
Note: (1) Based on the average of the closing quotations in the period.

The 1H10 dividend yield, calculated on the average of the closing quotations in the period (R$ 36.41 per share) is 8.6% (last 12 months).

Dividend Distribution – R$ Million

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE).

2Q10 Results | August 11, 2010

7) STOCK MARKET

7.1) Share Performance

CPFL Energia, which has a current free float of 30.7%, is listed on both the BM&FBOVESPA and the NYSE.

The shares closed the half year priced at R$ 39.41 per share and US$ 66.95 per ADR, respectively (closing price in 06/30/2010 - adjusted per dividends).

Shares Performance – 1H10

In 1S10, the shares appreciated 15.8% on the BM&FBOVESPA and 12.4% on the NYSE, outperforming major market indexes.

Shares Performance – Last 12M

In the last 12 months, the shares appreciated 33.1% on the BM&FBOVESPA and 48.7% on the NYSE, also outperforming major market indexes.

2Q10 Results | August 11, 2010

7.2) Average Daily Volume

The daily trading volume in 1S10 averaged R$ 31.5 million, of which R$ 17.1 million on the BM&FBOVESPA and R$ 14.4 million on the NYSE, 15.5% up on 2009. The number of trades on the BM&FBOVESPA increased by 6.0%, rising from a daily average of 1,366, in 2009, to 1,447, in 1S10.

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

7.3) Ratings

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2010	2009	2008	2007	2006	2005
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA-	brA+	brA
	Outlook	Stable	Stable	Stable	Stable	Positive	Positive
Fitch Ratings	Rating	AA (bra)	AA (bra)	AA (bra)	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Positive	Positive	Positive	Stable	Stable	Stable
Note: Close-of-period positions.

2Q10 Results | August 11, 2010

8) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL group.

CPFL Energia is listed on the Novo Mercado of the BM&FBOVESPA and its Level III ADRs are traded on the NYSE, being submitted to arbitration at the BM&FBOVESPA’s Market Arbitration Chamber. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders in the case of disposal of control.

The Company’s Board of Directors has as its objetive to define the overall business guidelines and elect the Board of Executive Officers, among other responsibilities determined by the law and the Bylaws. Its working rules are defined in the Internal Rules. The Board is composed of one independent member and six members designated by the controlling shareholders, with a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary, electing, among its members, the Chairman and the Vice-Chairman. No member may serve on the Company’s Board of Executive Officers.

The Board of Directors constituted three committees and defined its competence in a sole Internal Rules: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC). The Fiscal Council’s working rules are defined in the Internal Rules and in the Fiscal Council Guide.

The Board of Executive Officers comprises seven officers, with a two-year term of office, being admitted the reelection. It represents the Company and manages its business in accordance with the policy defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory officers.

2Q10 Results | August 11, 2010

9) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:     (1) Includes the 0.1% stake of the company Camargo Corrêa S.A.;

            (2) Controlling shareholders;

            (3) Comprises 7 companies: Santa Clara I, II, III, IV, V and VI and Eurus VI.

9.1) Migration of Minoritary Shareholders from controlled companies to CPFL Energia

In accordance with CPFL Energia’s Notice to Shareholders of April 27, 2010, and accordingly approved at Extraordinary General Meetings of the controlled companies CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz, held on March 17, 2010, and of CPFL Energia, held on April 26, 2010, these controlled companies were transformed into fully merged subsidiaries of CPFL Energia.

The stock merger involved the transference to CPFL Energia equity, through an increase in its capital, of all shares issued by these controlled companies, in the non-controlling shareholders names, resulting in the transformation of these controlled companies into subsidiaries of CPFL Energia. The new CPFL Energia ordinary shares issued as a result of the increase in capital were handed over to the non-controlling shareholders of these controlled companies on June 18, 2010, in accordance with CPFL Energia’s Notice to Shareholders of June 09, 2010.

The operation of migration of minoritary shareholders ended with the payment to shareholders of the fractions of shares issued by CPFL Energia, occurred on August 03, 2010, in accordance with the Notice to Shareholders of July 08, 2010.

2Q10 Results | August 11, 2010

10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)
	2Q10	2Q09	Var.	1H10	1H09	Var.
Gross Operating Revenues	3,638,639	3,494,877	4.1%	7,391,979	6,678,045	10.7%
Net Operating Revenues	2,305,809	2,274,233	1.4%	4,768,165	4,310,740	10.6%
Cost of Electric Power	(1,489,365)	(1,572,239)	-5.3%	(3,121,526)	(2,953,334)	5.7%
Operating Costs & Expenses	(315,953)	(343,982)	-8.1%	(664,044)	(660,897)	0.5%
EBIT	500,491	358,012	39.8%	982,595	696,509	41.1%
EBITDA	559,745	440,203	27.2%	1,100,875	860,647	27.9%
Financial Income (Expense)	(79,134)	(114,918)	-31.1%	(104,367)	(128,723)	-18.9%
Income Before Taxes	421,357	243,094	73.3%	878,228	567,786	54.7%
NET INCOME	342,919	224,324	52.9%	643,581	437,251	47.2%
Note: The distributors’ financial performance tables are attached to this report in item 11.7.

Operating Revenue

Gross operating revenue in 2Q10 reached R$ 3,639 million, representing an increase of 4.1% (R$ 144 million).

Deductions from the operating revenue were R$ 1,333 million, representing an increase of 9.2% (R$ 112 million), mainly due to the following upturns: (i) taxes on revenue (R$ 55 million); (ii) CCC and CDE sector charges (R$ 43 million); (iii) amounts related to Proinfa (R$ 6 million); and (iv) R&D amounts (R$ 5 million).

The increase in operating revenue was due to:

•      Distributors tariff adjustments:

✓  RGE: +18.95%, 10.44% relative to the Tariff Readjustment and 8.50% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.43% on the billings of captive consumers, effective from April 19, 2009 to June 18, 2010;

✓  CPFL Jaguari: 5.16%, 5.81% relative to the Tariff Readjustment and -0.65% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.67% on the billings of captive consumers, effective as of February 3, 2010;

✓  CPFL Sul Paulista: 5.66%, 4.30% relative to the Tariff Readjustment and 1.36% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 4.94% on the billings of captive consumers, effective as of February 3, 2010;

✓  CPFL Mococa: 3.98%, 4.15% relative to the Tariff Readjustment and -0.17% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.24% on the billings of captive consumers, effective as of February 3, 2010.

•      An increase of 5.4% in energy sales to the captive market;

•      Increase of 33.8% (R$ 66 million) in TUSD revenue from free customers due to the recovery in industrial activity, to the effects of tariff readjustments and to the migration of captive customers to the free market;

2Q10 Results | August 11, 2010

•      Net increase (energy supply plus other revenues) of R$ 60 million in regulatory assets and liabilities, principally due to the following effects:

✓  The recalculation of the 2009 Tariff Adjustment Index (IRT) of RGE, by Aneel, in the net amount of R$ 33 million, R$ 6 million of which related to 2Q10 (recurring item) and R$ 27 million related to the remaining months of the tariff year (non-recurring item);

✓  The effects of the amortization of the regulatory liability generated by the repositioning of the 2009 distributors’ tariff review (R$ 26 million), specially at CPFL Piratininga (R$ 23 million).

The increase in operating revenue was partially offset by the following factors:

•         Reduction of 17.4% (R$ 8 million) in revenue from the supply of electric energy;

•         Negative tariff adjustment at CPFL Leste Paulista: -13.21%, -6.32% relative to the Tariff Readjustment and -6.89% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -8.47% on the billings of captive consumers, effective as of February 3, 2010;

•         Tariff adjustments of distributors that had their financial components reduced, when compared to the prior Tariff Readjustment Index. (The impact on revenue was negative, but there was no impact on EBITDA):

✓  CPFL Piratininga: 5.98%, 2.81% relative to the Tariff Readjustment and 3.17% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -2.12% on the billings of captive consumers, effective as of October 23, 2009;

✓  CPFL Santa Cruz: 10.09%, 1.90% relative to the Tariff Readjustment and 8.19% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -2.53% on the billings of captive consumers, effective as of February 3, 2010;

✓  CPFL Paulista: 2.70%, 1.55% relative to the Tariff Readjustment and 1.15% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of -5.69% on the billings of captive consumers, effective as of April 8, 2010.

Net operating revenue in 2Q10 reached R$ 2,306 million, representing an increase of 1.4% (R$ 32 million).

In 1H10, gross operating revenue reached R$ 7,392 million, representing an increase of 10.7% (R$ 714 million). Net operating revenue reached R$ 4,768 million, representing an increase of 10.6% (R$ 457 million).

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,489 million in 2Q10, representing a decrease of 5.3% (R$ 83 million):

•      The cost of electric power purchased for resale in 2Q10 was R$ 1,199 million, representing a decrease of 5.6% (R$ 72 million), due principally to the following effects:

         (i)    Reduction in the Regulatory Assets and Liabilities (R$ 57 million);

        (ii)   Reduction of 1.6% (R$ 21 million) in the cost of energy purchased in the regulated contracting environment, mainly due to the reduction in the cost of energy from Itaipu (R$ 40 million), partially offset by the price readjustments of the power purchase contracts.

The decrease in the cost of energy purchased for resale was partially offset by the reduction in PIS and Cofins tax credits generated on the purchase of energy (R$ 6 million).

2Q10 Results | August 11, 2010

•      Charges for the use of the transmission and distribution system reached R$ 291 million in 2Q10, a 3.8% decrease (R$ 11 million), due, among other factors, to the recalculation of the 2009 Tariff Adjustment Index (IRT) of RGE, by Aneel, in the net amount of R$ 5 million, R$ 1 million of which related to 2Q10 (recurring item) and R$ 4 million related to the remaining months of the tariff year (non-recurring item).

Excluding the non-recurring item (R$ 4 million), the charges for the use of the transmission and distribution system would have amounted R$ 287 million in 2Q10, a decrease of 5.1% (R$ 15 million), mainly due to the reduction in the system service charge, as result of lower CVA.

Operating Costs and Expenses

Operating costs and expenses were R$ 316 million in 2Q10, a 8.2% decrease (R$ 28 million) due to the following factors:

•      The Private Pension Fund, an item which represented an expense of R$ 1 million in 2Q09 and in 2Q10 a revenue of R$ 21 million, resulting in an increase in revenue of R$ 22 million. This variation is due to the expected estimated impact of CVM Deliberation 371/00, as shown in the Actuarial Report;

•      The Depreciation and Amortization items which represented a net reduction of 1.4% (R$ 1 million);

•      The PMSO item reached R$ 256 million in 2Q10, a decrease of 1.7% (R$ 5 million) due, among other factors, to the non-recurring decrease in legal and judicial expenses and indemnities of CPFL Paulista, mainly due to the reversal of the provision related to the liabilities of Pis/Cofins credits on sector charges (R$ 40 million).

Excluding this effect, PMSO for 2Q10 would have totaled R$ 296 million and PMSO for 2Q09 would have been R$ 261 million, an increase of 13.4% (R$ 35 million).

     The principal factors explaining the variation in PMSO, following the exclusion of the effects   already mentioned were:

            (i)      Payroll expenses which reported an increase of 2.5% (R$ 3 million);

           (ii)      Expenses with material, which registered an increase of 15.1% (R$ 2 million) due principally to the increase in outlays with maintenance at CPFL Paulista (R$ 2 million);

          (iii)      Out-sourced services expenses, which registered an increase of 21.2% (R$ 16 million), due principally to the following effects:

✓  Increase at CPFL Paulista (R$ 9 million), due, among other factors, to the increase in IT expenses caused by system changes (R$ 2 million), increase in maintenance expenses (R$ 1 million), telephony expenses (R$ 1 million) and in the expenses of reading and delivery of bills (R$ 1 million);

✓  Increase at RGE (R$ 3 million), mainly due to the expenses related to maintenance of assets (R$ 1 million), and to the reclassification of collection expenses from the “other operating costs/expenses” line to the “out-sourced services expenses” line (R$ 2 million);

✓  Increase at CPFL Piratininga (R$ 2 million), principally due to expenses related to maintenance of assets and licensing and use of software;

✓  Increase at CPFL Santa Cruz (R$ 1 million).

         (iv)      Other operating costs/expenses which registered an increase of 27.9% (R$ 14 million), due to the following factors:

2Q10 Results | August 11, 2010

✓  Increase at CPFL Paulista (R$ 7 million), principally due to the increase in the provision for doubtful debts (R$ 3 million) and the increase in legal and judicial expenses and indemnities (R$ 1 million);

✓  Increase at CPFL Piratininga (R$ 6 million), principally due to the increase in the provision for doubtful debts (R$ 2 million), the increase in legal and judicial expenses and indemnities (R$ 1.5 million), and the loss with assets disposal (R$ 1.5 million);

✓  Increase at RGE (R$ 2 million), principally due to the increases in the provision for doubtful debts (R$ 1 million) and in the provision for contingencies (R$ 1 million).

The increase in other operating costs/expenses was partially offset by the decrease at CPFL Mococa (R$ 1 million).

EBITDA

Based on the factors described, 2Q10 EBITDA reached R$ 560 million, registering a 27.2% increase (R$ 120 million).

Excluding the non-recurring effects (the recalculation of the 2009 Tariff Adjustment Index (IRT) of RGE, by Aneel, and the operating expenses reduction related to the reversal of the provision for liabilities of Pis/Cofins credits on sector charges), EBITDA in 2Q10 would have totaled R$ 497 million, compared to the 2Q09 EBITDA of R$ 440 million, an increase of 12.9% (R$ 57 million).

In 1H10, EBITDA reached R$ 1,101 million, registering a 27.9% increase (R$ 240 million).

Financial Result

The 2Q10 net financial expense was R$ 79 million, a 31.1% reduction (R$ 36 million) compared with the net financial expense of R$ 115 million reported in 2Q09. This decrease was caused mainly by the following non-recurring items:

✓  Increase in “other financial expenses” in 2Q09, due to the fine received by RGE from Aneel, and its corresponding monetary update, regarding the operational indicators DEC and FEC (R$ 19 million);

✓  Reduction in monetary restatements and currency variations (financial expenses) in 2Q10, due to the monetary update of the liabilities of Pis/Cofins credits on sector charges (R$ 4 million), being R$ 16 million related to the provision reversal at CPFL Paulista, partially offset by R$ 12 million of provision book entry at CPFL Piratininga;

✓  Increase in monetary restatements and currency variations (financial revenues) in 2Q10, due to the recalculation of the 2009 Tariff Adjustment Index (IRT) of RGE, by Aneel (R$ 6 million), related to the remaining months of the tariff year (non-recurring item), of which are excluded the amounts related to the 2Q10 (recurring).

Excluding these effects, the 2Q10 net financial expenses would have totaled R$ 89 million, compared with 2Q09 expenses of R$ 96 million, a decrease of 8.0% (R$ 8 million).

The items explaining these changes are as follows:

•      Financial Expenses: an increase of 8.9% (R$ 9 million) from R$ 96 million in 2Q09 to R$ 105 million in 2Q10, due to the increase in the items: monetary restatements and currency variations (R$ 6 million), CVA remuneration (R$ 4 million) and other financial expenses (R$ 6 million), partially offset by the decrease in debt charges (R$ 7 million), caused mainly by the reduction in the CDI Interbank rate.

•      Financial Revenues: an increase of 19.8% (R$ 13 million) from R$ 67 million in 2Q09 to R$ 80 million in 2Q10, as a result of the following factors:

2Q10 Results | August 11, 2010

✓  Increase in the revenue from financial investments (R$ 6 million), due to the increase in cash equivalents;

✓  Increase in monetary restatements and currency variations (R$ 17 million), mainly due to the correction and interest of the fund linked to the loan in foreign currency of CPFL Paulista (R$ 8 million) and to the updating of regulatory liabilities generated in the 2010 Tariff Readjustment (IRT) of RGE (R$ 5 million);

✓  Increase in other financial revenues (R$ 3 million).

     Partially offsetting:

✓  Reduction in the CVA remuneration (R$ 10 million), due to lower balances of assets;

✓  Reduction in the items: accrued fines and moratoriums (R$ 2 million) and updating of payments into a judicial account (R$ 1 million).

Net Income

Net income in 2Q10 was R$ 343 million, an increase of 52.9% (R$ 119 million).

Excluding the non-recurring effects ((i) the recalculation of the 2009 Tariff Adjustment Index (IRT) of RGE, by Aneel; (ii) the reduction in the operating and in the financial expenses related, respectively, to the reversal of the provision and to the monetary restatements of liabilities of Pis/Cofins credits on sector charges; and (iii) the increase in financial expenses in 2Q09, due to the fine received by RGE from Aneel, regarding the operational indicators DEC and FEC), net income in 2Q10 would have totaled R$ 295 million, compared to the 2Q09 net income of R$ 237 million, an increase of 24.8% (R$ 59 million).

In 1H10, net income was R$ 644 million, representing an increase of 47.2% (R$ 206 million).

10.1.2) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

10.1.2.1) CPFL Piratininga

Aneel Ratifying Resolution 896 of October 20 2009 readjusted electric energy tariffs of CPFL Piratininga by 5.98%, made up of 2.81% with respect to the Tariff Readjustment and 3.17% with respect to external financial components to the Annual Tariff Readjustment, corresponding to an average effect of -2.12% on consumer billings. The new tariffs come into effect on October 23 2009.

2Q10 Results | August 11, 2010

Accumulated IGP-M in the tariff period was -0.4% and the foreign exchange rate used by Aneel was R$/US$ 1.778.

10.1.2.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3 2010, Aneel published in the Federal Official Gazette, the Annual Tariff Readjustment Indices for 2010 for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, effective from the same date, as shown in the table at the end of item “10.1.3.4”.

10.1.2.3) CPFL Paulista

Aneel Ratifying Resolution 961 of April 6 2010 readjusted the electricity energy tariffs at CPFL Paulista by 2.70%, 1.55% relative to the Tariff Readjustment and 1.15% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an annual impact of -5.69% on the billings of captive consumers. The new tariffs come into effect on April 8 2010 and will remain in force until April 7 2011.

10.1.3.4) RGE

Aneel Ratifying Resolution 1,009 of June 15 2010 readjusted the electricity energy tariffs at RGE by 12.37%, 1.72% relative to the Tariff Readjustment and 10.65% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.96% on the billings of captive consumers. The new tariffs come into effect on June 19 2010 and will remain in force until June 18 2011.

Aneel Ratifying Resolution 957 of March 30 2010 amended RGE’s contractual readjustment and tariff review date, extending to June 18 2010 the electric energy tariffs for the concessionaire as set forth in Ratifying Resolution 810 of April 14 2009. (On April 14 2009, in accordance with Ratifying Resolution 810, Aneel readjusted RGE’s electric energy tariffs by 18.95%, 10.44% relative to the Tariff Readjustment and by 8.50% with respect to the financial components external to the Annual Tariff Readjustment).

The adjustments are presented per distributor in the following table:

Annual Tariff Adjustment	CPFL	CPFL Santa	CPFL Leste	CPFL	CPFL Sul	CPFL	CPFL	RGE
Index (IRT)	Piratininga	Cruz	Paulista	Jaguari	Paulista	Mococa	Paulista
Term >>>>>>	10/23/2009	02/03/2010	02/03/2010	02/03/2010	02/03/2010	02/03/2010	04/08/2010	06/19/2010
Economic IRT	2.81%	1.90%	-6.32%	5.81%	4.30%	4.15%	1.55%	1.72%
Financial Components	3.17%	8.19%	-6.89%	-0.65%	1.36%	-0.17%	1.15%	10.65%
Total IRT	5.98%	10.09%	-13.21%	5.16%	5.66%	3.98%	2.70%	12.37%

2Q10 Results | August 11, 2010

10.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (R$ Thousands)
	2Q10	2Q09	Var.	1H10	1H09	Var.
Gross Operating Revenues	477,060	528,041	-9.7%	881,087	953,911	-7.6%
Net Operating Revenues	425,932	455,506	-6.5%	786,744	818,386	-3.9%
EBITDA	66,353	72,766	-8.8%	162,159	135,600	19.6%
NET INCOME	44,479	47,719	-6.8%	107,964	94,831	13.8%

Operating Revenue

In 2Q10, gross operating revenue reached R$ 477 million, representing a decrease of 9.7% (R$ 51 million), while net operating revenue moved down by 6.5% (R$ 30 million) to R$ 426 million.

In 1H10, gross operating revenue reached R$ 881 million, representing a decrease of 7.6% (R$ 73 million), while net operating revenue moved down by 3.9% (R$ 32 million) to R$ 787 million.

EBITDA

In 2Q10, EBITDA totaled R$ 66 million, a decrease of 8.8% (R$ 6 million).

In 1H10, EBITDA totaled R$ 162 million, an increase of 19.6% (R$ 27 million).

Net Income

In 2Q10, net income amounted to R$ 44 million, down by 6.8% (R$ 3 million).

In 1H10, net income amounted to R$ 108 million, up by 13.8% (R$ 13 million).

2Q10 Results | August 11, 2010

10.3) Generation Segment

10.3.1) Economic-Financial Performance

Consolidated Income Statement - Generation (R$ Thousands)
	2Q10	2Q09	Var.	1H10	1H09	Var.
Gross Operating Revenues	257,261	238,673	7.8%	500,844	472,687	6.0%
Net Operating Revenues	238,489	222,944	7.0%	466,532	441,552	5.7%
Cost of Electric Power	(34,685)	(12,901)	168.9%	(52,818)	(25,604)	106.3%
Operating Costs & Expenses	(51,763)	(47,734)	8.4%	(106,896)	(96,213)	11.1%
EBIT	152,041	162,309	-6.3%	306,818	319,735	-4.0%
EBITDA	173,390	183,143	-5.3%	349,964	362,532	-3.5%
Financial Income (Expense)	(87,497)	(67,962)	28.7%	(139,182)	(115,296)	20.7%
Income Before Taxes	64,544	94,347	-31.6%	167,636	204,439	-18.0%
NET INCOME	72,859	97,324	-25.1%	137,526	168,660	-18.5%

Operating Revenue

In 2Q10, gross operating revenue grew by 7.8% (R$ 19 million) to R$ 257 million, while net operating revenue climbed by 7.0% (R$ 16 million) to R$ 238 million, chiefly due to the following factors:

•      Additional revenue from EPASA (R$ 13 million) as a result of an 275 GWh energy sale in 2T10;

•      Additional revenue from ENERCAN (R$ 3 million) as a result of the increase in the quantity of supplied energy of 231 GWh;

•      An increase in revenues with CPFL Paulista’s supply, due to the increase in the volume of energy generated by the small hydroelectric power plants, and the 1.5% tariff adjustment (R$ 3 million).

In 1H10, gross operating revenue was R$ 501 million, representing growth of 6.0% (R$ 28 million). Net operating revenue was R$ 467 million, equivalent to growth of 5.7% (R$ 25 million).

Cost of Electric Power

The cost of electric power in 2Q10 increased 168.9% (R$ 22 million) to R$ 35 million, chiefly due to the following factors:

•      R$ 23 million expenses increment with the acquisition of energy by EPASA in 2Q10, to honor assumed commitments, while the start-up of Termonordeste and Termoparaíba Thermoelectric Facilities does not occur;

Partially offsetting:

•      R$ 2 million expenses reduction related to the additional energy acquisition (599 GWh) executed in 2Q09 by CERAN, ENERCAN and BAESA, from the Energy Reallocation Mechanism (MRE), due to the lower volume generation caused by the low level of water in the reservoirs.

Operating Costs and Expenses

Operating costs and expenses moved up by 8.4% (R$ 4 million) to R$ 52 million in 2Q10, mainly due to the PMSO item, which reached R$ 28 million, an increase of 17.2% (R$ 4 million), thanks to:

•      The Personnel Expenses item, which reached R$ 8 million, an increase of 7.8% (R$ 1 million), mainly due to the 2009 collective bargaining agreement;

2Q10 Results | August 11, 2010

•      The Other Operating Costs/Expenses item, which reached R$ 13 million, an increase of 61.2% (R$ 5 million), mainly due to the additional costs with royalties carried out by CERAN, ENERCAN and BAESA in relation to the increase of energy generated in the period (R$ 4 million);

Partially offsetting:

•      The Outsourced Services Expenses item, which reached R$ 6 million, a decrease of 19.9% (R$ 1 million).

EBITDA

Based on the factors described, 2Q10 EBITDA totaled R$ 173 million, down by 5.3% (R$ 10 million).

In 1H10, EBITDA was R$ 350 million, a decrease of 3.5% (R$ 13 million).

Financial Result

In 2Q10, net financial expense was R$ 87 million, up by 28.7% (R$ 20 million). The items explaining these changes are as follows:

•      Financial Revenues: an increase of 105.7% (R$ 5 million) from R$ 5 million in 2Q09 to R$ 10 million in 2Q10, chiefly due to the upturn in Revenue from Financial Investments, as a result of the increase in the amount of financial investments, despite the downturn in the CDI;

•      Financial Expenses: an increase of 69.0% (R$ 26 million) from R$ 37 million in 2Q09 to R$ 63 million in 2Q10, chiefly due to the increase in the debt charges and in the monetary and foreign exchange updates (R$ 25 million), as a result of: (i) the revenue registered in the 2Q09 related to the debt with foreign-currency component of ENERCAN, explained by the reduction of the foreign exchange variation in the period (R$ 17 million) and (ii) the increase in the indebtedness related to the new investments.

Net Income

Net income in 2Q10 fell by 25.1% (R$ 24 million) to R$ 73 million.

In 1H10, net income was R$ 138 million, a decrease of 18.5% (R$ 31 million).

10.3.2) Status of Generation Projects

Foz do Chapecó Hydroelectric Facility (Foz do Chapecó Energia)

The Foz do Chapecó Hydroelectric Facility is in its final phase of construction (94% of works completed). Commercial start-up is scheduled for 3Q10. CPFL Geração has a 51% share in the project, equivalent to an installed capacity and assured power of 436.1 MW and 220.3 average-MW, respectively.

Baldin Thermoelectric Facility (CPFL Bioenergia)

The Baldin Thermoelectric Facility is in its final phase of construction. Commercial start-up is scheduled for August 2010. The installed capacity is of 45 MW, with the forecast to achieve 24 MW of energy exported, during the harvest season, up to 2017 (18 MW in 2011).

2Q10 Results | August 11, 2010

Termonordeste and Termoparaíba Thermoelectric Facilities (EPASA)

Termonordeste and Termoparaíba Thermoelectric Facilities are under construction (72% of works completed). Start-up is scheduled for 4Q10. CPFL Geração has a 51% share in the project, equivalent to an installed capacity of 174.2 MW.

Bio Formosa Thermoelectric Facility (CPFL Bio Formosa)

The beginning of construction of the Bio Formosa Thermoelectric Facility occurred in March 2010. Commercial start-up is scheduled for July 2011. The installed capacity is of 40 MW, with 25 MW of energy exported, during the harvest season.

Santa Clara Wind Farm

The beginning of construction of Santa Clara Wind Farm is scheduled for August 2010. Start-up is scheduled for July 2012. CPFL Geração has a 100% share in the project, equivalent to an installed capacity and assured power of 188 MW and 76 average-MW, respectively.

Bio Buriti Thermoelectric Facility (CPFL Bio Buriti)

The beginning of construction of the Bio Buriti Thermoelectric Facility occurred in April 2010. Commercial start-up is scheduled for June 2011. The installed capacity is of 50 MW, with 30 MW of energy exported, during the harvest season.

Bio Ipê Thermoelectric Facility (CPFL Bio Ipê)

The beginning of construction of the Bio Ipê Thermoelectric Facility occurred in June 2010. Commercial start-up is scheduled for June 2011. The installed capacity is of 25 MW, with 14.37 MW of energy exported, during the harvest season.

Bio Pedra Thermoelectric Facility (CPFL Bio Pedra)

The beginning of construction of the Bio Ipê Thermoelectric Facility is scheduled for October 2010. Commercial start-up is scheduled for April 2012. The installed capacity is of 70 MW, with 44.26 MW of energy exported, during the harvest season.

2Q10 Results | August 11, 2010

11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	06/30/2010	03/31/2010

CURRENT ASSETS
Cash and Banks	1,375,099	1,684,702
Consumers, Concessionaries and Licensees	1,918,149	1,882,494
Financial Investments	40,209	39,615
Recoverable Taxes	224,052	174,406
Allowance for Doubtful Accounts	(85,910)	(80,700)
Prepaid Expenses	194,274	145,353
Deferred Taxes	163,501	163,148
Materials and Supplies	17,631	16,735
Deferred Tariff Cost Variations	226,090	337,309
Derivative Contracts	404	9,839
Other Credits	188,015	155,024
TOTAL CURRENT ASSETS	4,261,514	4,527,925

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	199,300	216,139
Judicial Deposits	701,644	686,348
Financial Investments	70,143	75,394
Recoverable Taxes	119,935	109,284
Prepaid Expenses	48,320	50,442
Deferred Taxes	1,059,493	1,103,699
Deferred Tariff Cost Variations	46,645	30,765
Derivative Contracts	9,007	100
Other Credits	166,297	163,040
	2,420,784	2,435,211

Investments	104,916	104,858
Property, Plant and Equipment	8,012,355	7,671,249
Intangible	2,529,610	2,525,301
Deferred Charges	13,299	14,209

TOTAL NON-CURRENT ASSETS	13,080,964	12,750,828
TOTAL ASSETS	17,342,478	17,278,753

2Q10 Results | August 11, 2010

11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2010	03/31/2010

LIABILITIES

CURRENT LIABILITIES
Suppliers	1,078,422	994,669
Accrued Interest on Debts	34,308	84,687
Accrued Interest on Debentures	114,217	74,838
Loans and Financing	507,620	1,311,983
Debentures	526,200	499,831
Deferred Taxes	158	200
Employee Pension Plans	43,006	41,954
Regulatory Charges	109,707	100,028
Taxes and Social Contributions	524,717	532,616
Dividends and Interest on Equity	799,318	681,185
Accrued Liabilities	63,824	50,384
Deferred Tariff Gains Variations	336,713	487,668
Derivative Contracts	1,281	-
Other Accounts Payable	494,363	595,682
TOTAL CURRENT LIABILITIES	4,633,854	5,455,725

NON-CURRENT LIABILITIES
Suppliers	21,328	31,992
Accrued Interest on Debts	8,733	14,424
Loans and Financing	3,739,381	2,965,552
Debentures	2,946,876	2,551,198
Taxes and Social Contributions	284	4,677
Deferred Taxes	344,620	383,894
Employee Pension Plans	1,309	1,476
Reserve for Contingencies	127,655	42,259
Deferred Tariff Gains Variations	115,395	64,647
Derivative Contracts	1,134	10,767
Other Accounts Payable	190,836	191,806
TOTAL NON-CURRENT LIABILITIES	7,497,551	6,262,692

NON-CONTROLLING SHAREHOLDERS' INTEREST	72,905	87,195

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,741,175
Capital Reserves	16	16
Profit Reserves	341,751	341,751
Retained Earnings	2,977	390,199
TOTAL SHAREHOLDERS' EQUITY	5,138,168	5,473,141

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	17,342,478	17,278,753

11.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	2Q10	2Q09	Variation	1H10	1H09	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,442,715	3,365,225	2.30%	7,036,740	6,412,214	9.74%
Electricity Sales to Distributors	248,488	315,756	-21.30%	459,579	594,635	-22.71%
Other Operating Revenues(1)	318,347	245,793	29.52%	622,039	507,680	22.53%
	4,009,550	3,926,774	2.11%	8,118,358	7,514,529	8.04%

DEDUCTIONS FROM OPERATING REVENUES	(1,369,541)	(1,278,301)	7.14%	(2,693,284)	(2,480,088)	8.60%
NET OPERATING REVENUES	2,640,009	2,648,473	-0.32%	5,425,074	5,034,441	7.76%
COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,230,627)	(1,329,525)	-7.44%	(2,555,142)	(2,535,143)	0.79%

Electricity Network Usage Charges	(298,289)	(309,228)	-3.54%	(610,876)	(546,198)	11.84%
	(1,528,916)	(1,638,753)	-6.70%	(3,166,018)	(3,081,341)	2.75%
OPERATING COSTS AND EXPENSES
Personnel	(145,687)	(144,102)	1.10%	(292,537)	(268,299)	9.03%
Material	(19,219)	(17,501)	9.82%	(36,113)	(31,864)	13.33%
Outsourced Services	(109,020)	(91,875)	18.66%	(206,612)	(182,612)	13.14%
Other Operating Costs/Expenses	(41,453)	(62,681)	-33.87%	(116,970)	(116,149)	0.71%
Employee Pension Plans	21,800	(921)	-	43,599	(1,840)	-
Depreciation and Amortization	(96,618)	(97,022)	-0.42%	(193,551)	(193,316)	0.12%
Amortization of Concession's Intangible	(46,204)	(46,725)	-1.12%	(90,892)	(93,449)	-2.74%
	(436,401)	(460,827)	-5.30%	(893,076)	(887,529)	0.62%

EBITDA	793,291	690,862	14.83%	1,601,982	1,349,391	18.72%
EBIT	674,692	548,893	22.92%	1,365,980	1,065,571	28.19%
FINANCIAL INCOME (EXPENSE)
Financial Income	107,277	73,853	45.26%	206,173	193,128	6.75%
Financial Expenses	(181,265)	(167,279)	8.36%	(356,156)	(349,514)	1.90%
Interest on Equity	-	(409)	-	-	(409)	-
	(73,988)	(93,835)	-21.15%	(149,983)	(156,795)	-4.34%

INCOME BEFORE TAXES ON INCOME	600,704	455,058	32.01%	1,215,997	908,776	33.81%
Social Contribution	(56,788)	(42,885)	32.42%	(116,328)	(88,060)	32.10%
Income Tax	(157,263)	(120,915)	30.06%	(320,398)	(244,669)	30.95%
INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	386,653	291,258	32.75%	779,271	576,047	35.28%
Non-Controlling Shareholders' Interest	(2,423)	(2,699)	-10.23%	(4,842)	(4,785)	1.19%
Reversal of Interest on Equity	-	409	-	-	409	-
NET INCOME	384,230	288,968	32.97%	774,429	571,671	35.47%
EARNINGS PER SHARE (R$)	0.80	0.60	32.63%	1.61	1.19	35.12%

Note: (1) TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

11.4) Operating Revenue – CPFL Energia

(Pro-forma, R$ thousands)

Consolidated
	2Q10	2Q09	Variation	1H10	1H09	Variation
REVENUE FROM ELECTRIC ENERGY OPERATIONS
Consumers Class
Residential	1,314,494	1,248,234	5.31%	2,705,408	2,455,140	10.19%
Industrial	1,049,963	1,031,083	1.83%	2,048,454	1,915,063	6.97%
Commercial	682,915	665,975	2.54%	1,413,593	1,303,218	8.47%
Rural	102,033	109,492	-6.81%	212,124	210,913	0.57%
Public Administration	97,728	96,966	0.79%	189,006	177,802	6.30%
Public Lighting	74,301	73,704	0.81%	149,803	141,119	6.15%
Public Services	116,394	116,800	-0.35%	231,747	219,639	5.51%
Billed	3,437,828	3,342,254	2.86%	6,950,135	6,422,894	8.21%

Unbilled (Net)	(57,882)	17,243	-435.68%	(11,123)	44,475	-125.01%
Emergency Charges - ECE/EAEE	-	(7)	-	3	(7)	-142.86%
Regulatory Assets and Liabilities	62,769	5,735	994.49%	97,725	(55,148)	-277.20%
Reclassification to Network Usage Charge - TUSD - Captive
Consumer	(1,426,149)	(1,415,708)	0.74%	(3,021,642)	(2,888,140)	4.62%
Electricity sales to final consumers	2,016,566	1,949,517	3.44%	4,015,098	3,524,074	13.93%

Furnas Centrais Elétricas S.A.	86,630	88,146	-1.72%	172,348	175,364	-1.72%
Other Concessionaires, Licensees e Authorized	146,497	197,096	-25.67%	270,240	366,243	-26.21%
Current Electric Energy	15,361	30,514	-49.66%	16,991	53,028	-67.96%
Electricity sales to wholesaler	248,488	315,756	-21.30%	459,579	594,635	-22.71%

Revenue due to Network Usage Charge - TUSD - Captive Consumer	1,426,149	1,415,708	0.74%	3,021,642	2,888,140	4.62%
Revenue due to Network Usage Charge - TUSD - Free Consumer	261,702	196,336	33.29%	502,180	376,890	33.24%
Regulatory Assets and Liabilities - Low Income Consumer's Subsidy	6,263	2,935	113.39%	7,215	20,045	-64.01%
Other Revenue and Income	50,382	46,522	8.30%	112,643	110,745	1.71%
Other Operating Revenues	1,744,496	1,661,501	5.00%	3,643,680	3,395,820	7.30%

TOTAL	4,009,550	3,926,774	2.11%	8,118,357	7,514,529	8.04%

2Q10 Results | August 11, 2010

11.5) Income Statement – Consolidated Generation Segment

(Pro-forma, R$ thousands)

Consolidated
	2Q10	2Q09	Variation	1H10	1H09	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	57	-
Eletricity Sales to Distributors	254,690	236,349	7.76%	495,688	467,980	5.92%
Other Operating Revenues	2,571	2,324	10.63%	5,156	4,650	10.88%
	257,261	238,673	7.79%	500,844	472,687	5.96%

DEDUCTIONS FROM OPERATING REVENUES	(18,772)	(15,729)	19.35%	(34,312)	(31,135)	10.20%
NET OPERATING REVENUES	238,489	222,944	6.97%	466,532	441,552	5.66%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(25,226)	(3,986)	532.87%	(33,782)	(7,743)	336.29%

Eletricity Network Usage Charges	(9,459)	(8,915)	6.10%	(19,036)	(17,861)	6.58%
	(34,685)	(12,901)	168.86%	(52,818)	(25,604)	106.29%
OPERATING COSTS AND EXPENSES
Personnel	(8,324)	(7,721)	7.81%	(16,331)	(14,529)	12.40%
Material	(708)	(721)	-1.80%	(1,327)	(1,249)	6.24%
Outsourced Services	(6,037)	(7,533)	-19.86%	(11,687)	(14,696)	-20.47%
Other Operating Costs/Expenses	(13,342)	(8,275)	61.23%	(30,901)	(18,889)	63.59%
Employee Pension Plans	299	(73)	-	598	(146)	-
Depreciation and Amortization	(19,244)	(19,133)	0.58%	(38,434)	(38,148)	0.75%
Amortization of Concession's Intangible	(4,407)	(4,278)	3.02%	(8,814)	(8,556)	3.02%
	(51,763)	(47,734)	8.44%	(106,896)	(96,213)	11.10%

EBITDA	173,390	183,143	-5.33%	349,964	362,532	-3.47%

EBIT	152,041	162,309	-6.33%	306,818	319,735	-4.04%

FINANCIAL INCOME (EXPENSE)
Financial Income	10,419	5,066	105.67%	16,231	11,256	44.20%
Financial Expenses	(63,206)	(37,403)	68.99%	(120,703)	(90,927)	32.75%
Interest on Equity	(34,710)	(35,625)	-2.57%	(34,710)	(35,625)	-2.57%
	(87,497)	(67,962)	28.74%	(139,182)	(115,296)	20.72%

INCOME BEFORE TAXES ON INCOME	64,544	94,347	-31.59%	167,636	204,439	-18.00%
Social Contribution	(6,600)	(8,090)	-18.42%	(16,430)	(17,986)	-8.65%
Income Tax	(17,792)	(21,908)	-18.79%	(44,886)	(49,365)	-9.07%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	40,152	64,349	-37.60%	106,320	137,088	-22.44%
Non-Controlling Shareholders' Interest	(2,003)	(2,650)	-24.43%	(3,504)	(4,053)	-13.55%
Reversal of Interest on Equity	34,710	35,625	-2.57%	34,710	35,625	-2.57%
NET INCOME	72,859	97,324	-25.14%	137,526	168,660	-18.46%

2Q10 Results | August 11, 2010

11.6) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	2Q10	2Q09	Variation	1H10	1H09	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,303,906	3,224,149	2.47%	6,768,561	6,133,753	10.35%
Electricity Sales to Distributors	36,854	44,612	-17.39%	53,535	77,164	-30.62%
Other Operating Revenues(1)	297,879	226,116	31.74%	569,883	467,128	22.00%
	3,638,639	3,494,877	4.11%	7,391,979	6,678,045	10.69%

DEDUCTIONS FROM OPERATING REVENUES	(1,332,830)	(1,220,644)	9.19%	(2,623,814)	(2,367,305)	10.84%
NET OPERATING REVENUES	2,305,809	2,274,233	1.39%	4,768,165	4,310,740	10.61%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,198,755)	(1,270,262)	-5.63%	(2,526,103)	(2,421,230)	4.33%

Electricity Network Usage Charges	(290,610)	(301,977)	-3.76%	(595,423)	(532,104)	11.90%
	(1,489,365)	(1,572,239)	-5.27%	(3,121,526)	(2,953,334)	5.69%
OPERATING COSTS AND EXPENSES
Personnel	(125,184)	(122,089)	2.54%	(252,338)	(230,584)	9.43%
Material	(16,506)	(14,343)	15.08%	(30,349)	(25,544)	18.81%
Outsourced Services	(90,988)	(75,042)	21.25%	(177,492)	(149,892)	18.41%
Other Operating Costs/Expenses	(23,684)	(49,400)	-52.06%	(84,164)	(89,050)	-5.49%
Employee Pension Plans	21,501	(848)	-	43,001	(1,694)	-2638.43%
Depreciation and Amortization	(76,173)	(77,000)	-1.07%	(152,864)	(153,614)	-0.49%
Amortization of Concession's Intangible	(4,919)	(5,260)	-6.48%	(9,838)	(10,519)	-6.47%
	(315,953)	(343,982)	-8.15%	(664,044)	(660,897)	0.48%

EBITDA	559,745	440,203	27.16%	1,100,875	860,647	27.91%

EBIT	500,491	358,012	39.80%	982,595	696,509	41.07%

FINANCIAL INCOME (EXPENSE)
Financial Income	85,549	66,942	27.80%	161,737	165,392	-2.21%
Financial Expenses	(100,832)	(114,942)	-12.28%	(202,253)	(227,197)	-10.98%
Interest on Equity	(63,851)	(66,918)	-	(63,851)	(66,918)	-4.58%
	(79,134)	(114,918)	-31.14%	(104,367)	(128,723)	-18.92%

INCOME BEFORE TAXES ON INCOME	421,357	243,094	73.33%	878,228	567,786	54.68%

Social Contribution	(38,379)	(22,690)	69.14%	(79,930)	(52,319)	52.77%
Income Tax	(103,573)	(62,081)	66.84%	(217,147)	(143,445)	51.38%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	279,405	158,323	76.48%	581,151	372,022	56.21%
Non-Controlling Shareholders' Interest	(337)	(917)	-63.26%	(1,421)	(1,689)	-
Reversal of Interest on Equity	63,851	66,918	-	63,851	66,918	-4.58%
NET INCOME	342,919	224,324	52.87%	643,581	437,251	47.19%

Note: (1) TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

2Q10 Results | August 11, 2010

11.7) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	2Q10	2Q09	Var.	1H10	1H09	Var.
Gross Operating Revenues	1,820,361	1,821,106	0.0%	3,729,717	3,396,024	9.8%
Net Operating Revenues	1,126,027	1,185,727	-5.0%	2,380,686	2,203,930	8.0%
Cost of Electric Power	(740,363)	(855,480)	-13.5%	(1,598,792)	(1,569,953)	1.8%
Operating Costs & Expenses	(129,013)	(172,968)	-25.4%	(294,823)	(339,589)	-13.2%
EBIT	256,651	157,279	63.2%	487,071	294,388	65.5%
EBITDA	273,145	193,719	41.0%	521,085	367,411	41.8%
Financial Income (Expense)	(7,610)	(24,274)	-68.6%	(15,822)	(31,475)	-49.7%
Income Before Taxes	249,041	133,005	87.2%	471,249	262,913	79.2%
NET INCOME	180,323	102,343	76.2%	327,229	187,622	74.4%

CPFL PIRATININGA
	2Q10	2Q09	Var.	1H10	1H09	Var.
Gross Operating Revenues	841,237	799,296	5.2%	1,734,313	1,591,677	9.0%
Net Operating Revenues	532,631	510,730	4.3%	1,112,821	998,280	11.5%
Cost of Electric Power	(350,094)	(323,253)	8.3%	(713,401)	(635,557)	12.2%
Operating Costs & Expenses	(78,551)	(73,340)	7.1%	(156,523)	(141,793)	10.4%
EBIT	103,986	114,137	-8.9%	242,897	220,930	9.9%
EBITDA	115,307	129,740	-11.1%	265,280	251,984	5.3%
Financial Income (Expense)	(24,345)	(12,811)	90.0%	(30,171)	(19,633)	53.7%
Income Before Taxes	79,641	101,326	-21.4%	212,726	201,297	5.7%
NET INCOME	60,032	73,900	-18.8%	148,050	139,910	5.8%

RGE
	2Q10	2Q09	Var.	1H10	1H09	Var.
Gross Operating Revenues	789,657	698,813	13.0%	1,558,428	1,342,419	16.1%
Net Operating Revenues	525,920	460,522	14.2%	1,034,898	874,802	18.3%
Cost of Electric Power	(332,881)	(318,104)	4.6%	(671,165)	(598,470)	12.1%
Operating Costs & Expenses	(85,477)	(76,368)	11.9%	(167,408)	(135,122)	23.9%
EBIT	107,562	66,050	62.8%	196,325	141,210	39.0%
EBITDA	134,974	92,859	45.4%	250,952	194,343	29.1%
Financial Income (Expense)	(40,460)	(70,823)	-42.9%	(50,975)	(72,879)	-30.1%
Income Before Taxes	67,102	(4,773)	-1505.9%	145,350	68,331	112.7%
NET INCOME	80,118	33,647	138.1%	131,418	81,986	60.3%

CPFL SANTA CRUZ
	2Q10	2Q09	Var.	1H10	1H09	Var.
Gross Operating Revenues	75,256	69,665	8.0%	149,559	139,525	7.2%
Net Operating Revenues	49,622	46,414	6.9%	98,578	94,365	4.5%
Cost of Electric Power	(27,926)	(30,031)	-7.0%	(56,502)	(60,242)	-6.2%
Operating Costs & Expenses	(12,327)	(9,933)	24.1%	(23,334)	(19,162)	21.8%
EBIT	9,369	6,450	45.3%	18,742	14,961	25.3%
EBITDA	11,305	8,050	40.4%	22,591	18,339	23.2%
Financial Income (Expense)	(2,415)	(2,774)	-12.9%	(3,071)	(2,588)	18.7%
Income Before Taxes	6,954	3,676	89.2%	15,671	12,373	26.7%
NET INCOME	6,934	4,810	44.2%	12,589	10,556	19.3%

2Q10 Results | August 11, 2010

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	2Q10	2Q09	Var.	1H10	1H09	Var.
Gross Operating Revenues	25,640	29,182	-12.1%	51,439	55,242	-6.9%
Net Operating Revenues	17,064	20,692	-17.5%	34,384	38,931	-11.7%
Cost of Electric Power	(5,745)	(11,979)	-52.0%	(15,327)	(23,305)	-34.2%
Operating Costs & Expenses	(4,175)	(3,831)	9.0%	(8,136)	(7,705)	5.6%
EBIT	7,144	4,882	46.3%	10,921	7,921	37.9%
EBITDA	8,046	5,856	37.4%	12,710	9,845	29.1%
Financial Income (Expense)	(1,468)	(1,965)	-25.3%	(1,860)	(1,574)	18.2%
Income Before Taxes	5,676	2,917	94.6%	9,061	6,347	42.8%
NET INCOME	4,663	3,386	37.7%	6,908	5,384	28.3%

CPFL SUL PAULISTA
	2Q10	2Q09	Var.	1H10	1H09	Var.
Gross Operating Revenues	36,560	32,975	10.9%	70,555	65,489	7.7%
Net Operating Revenues	23,911	22,352	7.0%	46,312	44,699	3.6%
Cost of Electric Power	(13,455)	(13,521)	-0.5%	(27,712)	(26,456)	4.7%
Operating Costs & Expenses	(3,985)	(3,536)	12.7%	(7,650)	(9,350)	-18.2%
EBIT	6,471	5,295	22.2%	10,950	8,893	23.1%
EBITDA	7,132	6,013	18.6%	12,277	10,308	19.1%
Financial Income (Expense)	(1,288)	(1,268)	1.6%	(1,173)	(697)	68.3%
Income Before Taxes	5,183	4,027	28.7%	9,777	8,196	19.3%
NET INCOME	4,597	3,744	22.8%	7,638	6,871	11.2%

CPFL JAGUARI
	2Q10	2Q09	Var.	1H10	1H09	Var.
Gross Operating Revenues	33,332	28,497	17.0%	65,401	57,597	13.5%
Net Operating Revenues	20,535	18,100	13.5%	40,764	36,863	10.6%
Cost of Electric Power	(13,231)	(14,017)	-5.6%	(26,878)	(28,048)	-4.2%
Operating Costs & Expenses	(2,547)	(2,737)	-6.9%	(5,375)	(5,394)	-0.4%
EBIT	4,757	1,346	253.4%	8,511	3,421	148.8%
EBITDA	5,248	1,931	171.8%	9,481	4,577	107.1%
Financial Income (Expense)	(838)	(648)	29.3%	(597)	(14)	4164.3%
Income Before Taxes	3,919	698	461.5%	7,914	3,407	132.3%
NET INCOME	3,285	1,313	150.2%	6,098	2,889	111.1%

CPFL MOCOCA
	2Q10	2Q09	Var.	1H10	1H09	Var.
Gross Operating Revenues	19,201	17,825	7.7%	38,171	34,985	9.1%
Net Operating Revenues	12,583	12,100	4.0%	25,126	23,627	6.3%
Cost of Electric Power	(7,506)	(7,449)	0.8%	(15,194)	(14,441)	5.2%
Operating Costs & Expenses	(526)	(2,078)	-74.7%	(2,754)	(4,401)	-37.4%
EBIT	4,551	2,573	76.9%	7,178	4,785	50.0%
EBITDA	4,925	2,952	66.8%	7,920	5,529	43.2%
Financial Income (Expense)	(711)	(355)	100.3%	(699)	137	-610.2%
Income Before Taxes	3,840	2,218	73.1%	6,479	4,922	31.6%
NET INCOME	3,304	2,098	57.5%	5,072	3,722	36.3%

2Q10 Results | August 11, 2010

11.8) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista

	2Q10	2Q09	Var.	1H10	1H09	Var.
Residential	1,774	1,690	5.0%	3,585	3,435	4.4%
Industrial	1,375	1,312	4.8%	2,726	2,573	6.0%
Commercial	1,070	1,003	6.6%	2,204	2,070	6.5%
Others	889	847	4.9%	1,735	1,660	4.5%
Total	5,108	4,852	5.3%	10,249	9,738	5.3%

CPFL Piratininga
	2Q10	2Q09	Var.	1H10	1H09	Var.
Residential	787	725	8.5%	1,620	1,520	6.6%
Industrial	761	718	6.1%	1,470	1,374	7.0%
Commercial	442	412	7.4%	918	859	6.9%
Others	238	231	2.8%	472	460	2.7%
Total	2,229	2,086	6.8%	4,480	4,212	6.4%

RGE
	2Q10	2Q09	Var.	1H10	1H09	Var.
Residential	471	440	7.0%	961	892	7.7%
Industrial	625	566	10.3%	1,219	1,097	11.1%
Commercial	284	270	5.1%	590	551	7.1%
Others	490	526	-6.9%	1,010	1,057	-4.4%
Total	1,870	1,803	3.7%	3,780	3,597	5.1%

CPFL Santa Cruz
	2Q10	2Q09	Var.	1H10	1H09	Var.
Residential	72	69	4.2%	144	139	3.8%
Industrial	42	39	9.9%	82	76	8.2%
Commercial	35	33	5.0%	73	69	6.1%
Others	74	72	3.1%	144	146	-1.3%
Total	224	213	5.0%	443	429	3.2%

CPFL Jaguari
	2Q10	2Q09	Var.	1H10	1H09	Var.
Residential	18	16	10.8%	36	33	7.3%
Industrial	70	64	8.7%	138	126	9.3%
Commercial	9	9	6.3%	18	18	4.0%
Others	9	9	0.2%	18	26	-31.5%
Total	106	98	8.1%	210	203	3.3%

CPFL Mococa
	2Q10	2Q09	Var.	1H10	1H09	Var.
Residential	15	14	7.4%	31	29	4.9%
Industrial	15	14	5.1%	31	28	9.1%
Commercial	6	6	5.6%	13	12	5.8%
Others	15	13	19.6%	28	25	14.1%
Total	52	47	9.7%	103	95	8.7%

CPFL Leste Paulista
	2Q10	2Q09	Var.	1H10	1H09	Var.
Residential	21	19	6.2%	40	38	4.5%
Industrial	18	17	6.5%	36	33	9.6%
Commercial	9	8	5.9%	18	17	5.9%
Others	29	26	10.6%	49	46	6.9%
Total	76	70	7.9%	143	134	6.7%

CPFL Sul Paulista
	2Q10	2Q09	Var.	1H10	1H09	Var.
Residential	29	27	7.2%	56	53	5.2%
Industrial	35	32	7.2%	70	67	4.7%
Commercial	12	11	4.3%	24	23	4.9%
Others	22	22	-1.7%	44	44	-1.8%
Total	97	92	4.7%	194	187	3.3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.